Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Canetia Analytics, Inc.
770 First Avenue, Unit #2045
San Diego, CA 92101
https://canetia.com

Up to $1,234,997.88 in Common Stock at $2.76
Minimum Target Amount: $123,998.52

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Canetia Analytics, Inc.
Address: 770 First Avenue, Unit #2045, San Diego, CA 92101
State of Incorporation: DE
Date Incorporated: January 07, 2020

Terms:

Equity

Offering Minimum: $123,998.52 | 44,927 shares of Common Stock
Offering Maximum: $1,234,997.88 | 447,463 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.76
Minimum Investment Amount (per investor): $499.56

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between days 35 - 40 and receive 8% bonus shares

Flash Perk 2: Invest $2,500+ between days 60 - 65 and receive 6% bonus shares

Amount-Based Perks

Transporter's Edge: Invest $1,000 and receive 3% bonus shares

Navigator's Lead: Invest $5,000 and receive 5% bonus shares

Infrastructure Pioneer: Invest $10,000 and receive 7% bonus shares

Master Planner: Invest $25,000 and receive 15% bonus shares

Global Influencer: Invest $50,000 and receive 20% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Canetia Analytics, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.76/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $276. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Canetia provides insights into building structural health using AI. We measure vibrations that are present in every structure to determine condition and identify risks.

Canetia operated a 'Survey as a Service' model. A fixed fee payable upon signing of a contract allows purchase and supply of an IoT device. Installation is the responsibility of the end user, but consultancy can be provided for individual applications to decide location. Access to a dashboard/smartphone app is provided in return for a fixed monthly fee.

Intellectual Property

Canetia owns the following patents:

APPROVED: "METHODS, SYSTEMS, APPARATUSES, and DEVICES for FACILITATING ASSESSMENT OF A PHYSICAL ASSET"

USPTO: 11, 835, 493 & 18, 490, 590.

EUROPEAN UNION and UK: 20,884,643.5

CANADA: 3156934

PROVISIONAL: "DERIVATION AND VALIDATION OF SAFETY ARGUMENTATION USING A LARGE LANGUAGE MODEL"

USPTO: 63, 650, 168

Competitors and Industry

The industry leader is Acellent. The competitive landscape is characterized by a mix of established firms and emerging startups, focusing on innovation and technological advancements in monitoring solutions.

Our key differentiator is the use of continuous AI data analysis. This process is automated and saleable, and does not depend solely on human analysis so we are able to keep costs low and accuracy high. This means a very large market for our services. AI means we are able to provide a very simple interface so the user is not inundated with too much information, meaning we have wide appeal in many markets. Only a very small percentage of structures are monitored currently - our technology means we can change all that and monitor every structure at very low cost.

INDUSTRY: Structural Health Monitoring (SHM).

The SHM market in the USA was valued at approximately $1 billion and expected to grow by between 20 - 25% CAGR, driven by increased infrastructure investment and technological advancements and improved sensor technology. Key sectors include civil engineering, aerospace, and energy, with a focus on ensuring safety and maintenance efficiency.

Current Stage and Roadmap

We have the concept validated in the laboratory, attaining a high accuracy. We need to prove the technology on real-world assets and have secured funding from the National Science Foundation (NSF) for this purpose (in Due Diligence). Currently, we estimate a Technology Readiness Level of TRL6.[https://www.nasa.gov/pdf/458490main_TRL_Definitions.pdf].

The NSF funded Phase 2 works will demonstrate the technology on a model bridge built in the laboratory and on real world assets currently in use. This demonstration phase is planned to commence in January 2025 and continue for two-years. We will commercialize the product in conjunction with our partners and launch it more widely for extended beta testing in Summer 2027. We anticipate commercial launch in January 2028.

The Team

Officers and Directors

Name: Graham Stuart Sutherland

Graham Stuart Sutherland's current primary role is with Parsons Corporation. Graham Stuart Sutherland currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Principal Accounting Officer, and Board Member
  Dates of Service: September, 2020 - Present
  Responsibilities: Provides technical, financial, and organizational leadership to the Company.

Other business experience in the past three years:

- Employer: Parsons Corporation
  Title: Principal Consultant
  Dates of Service: September, 2020 - Present
  Responsibilities: Technical and Engineering Management. Identification of technological opportunities.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the

Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have

no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Canetia Analtytics, Inc was formed on 1/7/2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Canetia Analtytics, Inc has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations

can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities,

reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Graham Stuart Sutherland	9,550,000	Common Stock	95.5%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 447,463 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 10,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 50,000 shares to be issued pursuant to stock options issued and 400,000 shares to be issued pursuant to warrants issued.

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

We have NOT made any issuances of securities within the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Total Income

Total income in 2023 was $198,087.49 compared to $85,333.00 in 2022.

Variance Explanation: NSF, I Core, and Mass Challenge Grants Awarded in 2023

Expenses

Expenses in 2023 were $250,570.52 compared to $74,406.42 in 2022.

Variance Explanation: Increased expenditures due to NSF Grant Award requirements

Historical results and cash flows:

Revenue to date has been provided by the National Science Foundation (NSF) Seed Fund. Future revenue will be generated by sales growth.

Our goal is to achieve profitable growth and a positive RoI for our customers. We will focus on driving unit costs down while developing our technology and alternative markets, including Insurtech. Our aim is to achieve a net margin of 50% on our services.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We are in receipt of NSF SBIR funds worth ca. $1M [subject to Due Diligence], and an additional $1m in 2026, again from SBIR funds, in the event that we make progress against the commercial and technical objectives identified in our submissions to NSF as part of our application to them.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

As identified above, we are in receipt of NSF SBIR funds which will enable the Company to grow to commercialization by the end of 2026. Funds from this capital raise will accelerate our growth and help us to achieve a stable footing sooner than we would have been able to otherwise.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

These funds are required for the Company's growth and development and we are actively seeking investment from alternative sources as our company grows. We are therefore not dependent on funds from this raise, but they will accelerate our growth and, at the same time, raise our profile.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We expect to be able to operate the Company indefinitely in any event, including all possible scenarios associated with this capital raise.

How long will you be able to operate the company if you raise your maximum funding goal?

Again, we anticipate that we will be able to operate the Company indefinitely in the event of all possible scenarios associated with this capital raise.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc…)

Yes, we are pursuing VC funding with a number of partners and have kept them informed of our progress.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $27,600,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $123,998.52 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  42.5%
  We will use approximately 42.5% of funds towards research and product development.

- Working Capital
  40.0%
  We will use approximately 40% of funds towards research and product development

If we raise the over allotment amount of $1,234,997.88, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Marketing
  27.0%
  We will use approximately 27% of funds raised toward marketing.

- Working Capital
  30.0%
  We will use approximately 30% of funds toward working capital.

- Legal Fees
10.0%
We will use approximately 10% of funds toward legal, IP, compliance, and accounting.

- Research & Development
26.5%
We will use approximately 27% of funds towards research and product development.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://canetia.com (http://www.canetia.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/canetia-analytics

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Canetia Analytics, Inc.

[See attached]



Canetia Analytics, Inc.

(the "Company")

a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Canetia Analytics, Inc. Management

We have reviewed the accompanying financial statements of Canetia Analytics, Inc (the Company) which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
November 14, 2024

CANETIA ANALYTICS, INC.
STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash & cash equivalents	1,291	450
Total Current Assets	1,291	450
Non-Current Assets:		
Fixed Assets - net	4,336	3,114
Intangible Assets - Net	109,464	108,551
Total Non-Current Assets	113,801	111,665
TOTAL ASSETS	115,091	112,115
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	317	18,027
Total Current Liabilities	317	18,027
TOTAL LIABILITIES	317	18,027
EQUITY		
Common Stock	955	955
APIC	124,886	96,035
Retained earnings	(11,066)	(2,902)
TOTAL EQUITY	114,775	94,089
TOTAL LIABILITIES AND EQUITY	115,091	112,115

CANETIA ANALYTICS, INC.
STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Operating Expenses		
Payroll	36,514	11,934
General and Administrative	171,409	62,466
Depreciation Expense	1,120	886
Amortization Expense	7,692	2,466
Total Operating Expenses	**216,735**	**77,752**
Total Loss from Operations	**(216,735)**	**(77,752)**
Other Income		
NSF SBIR	201,149	74,850
Prizes and Awards	7,000	-
Other	422	-
Total Other Income	**208,571**	**74,850**
Net Income (Loss)	**(8,164)**	**(2,902)**
Earnings Before Income Taxes, Depreciation, and Amortization	**648**	**450**
Net Income (Loss)	**(8,164)**	**(2,902)**

CANETIA ANALYTICS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		APIC	Accumulated Deficit	Total Shareholder's Equity
	# of Shares	$ Amount			
Beginning balance at 1/1/22	**9,550,000**	**955**	**-**	**-**	**955**
Issuance of Common Stock				-	-
Additional Paid in Capital			96,035	-	96,035
Net income (loss)				(2,902)	(2,902)
Ending balance at 12/31/22	**9,550,000**	**955**	**96,035**	**(2,902)**	**94,089**
Issuance of Common Stock	-			-	-
Additional Paid in Capital	-	-	28,850	-	28,850
Net income (loss)	-	-		(8,164)	(8,164)
Ending balance at 12/31/23	**9,550,000**	**955**	**124,886**	**(11,066)**	**114,775**

CANETIA ANALYTICS, INC.
STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
OPERATING ACTIVITIES		
Net Income (Loss)	(8,164)	(2,902)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation Expense	1,120	886
Amortization Expense	7,692	2,466
Accounts Payable	(17,710)	18,027
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(8,898)	21,379
Net Cash provided by (used in) Operating Activities	(17,062)	18,477
INVESTING ACTIVITIES	-	-
Fixed Assets - net	(2,342)	(4,000)
Intangible Assets - Net	(8,606)	(111,017)
Net Cash provided by (used in) Investing Activities	(10,948)	(115,017)
FINANCING ACTIVITIES		
Common Stock	-	955
APIC	28,850	96,035
Net Cash provided by (used in) Financing Activities	28,850	96,990
Cash at the beginning of period	450	-
Net Cash increase (decrease) for period	841	450
Cash at end of period	1,290.70	450

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Canetia Analytics, Inc ("the Company") was formed in Delaware on January 7th, 2020. The Company plans to earn revenue using a Structural Health Monitoring Services using an AI / ML algorithm and IoT devices attached to buildings, bridges and other critical infrastructure. The Company holds patents for the device and algorithm in the US, UK, EU and Canada. The Company's headquarters is in California. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2022.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $1,291 and $450 in cash as of December 31, 2023 and December 31, 2022, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash

flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2023	2022
Organizational	5	2,000	2,000
Computer	7	1,200	1,200
Office furniture	1	800	800
Laptop	5	2,492	-
Less Accumulated Depreciation		(2,156)	(886)
Totals		4,336	3,114

Capitalized Internal-Use Software Costs

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 15 years.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The company has not started operations as December 31, 2023.

The company plans to earn revenue starting in 2025 by providing two types of services the first one, by selling a IoT devices with AI / ML algorithm that will be attached to buildings, bridges and other critical infrastructure to

monitor the structural Health of the buildings. The second type of service will be providing a monthly subscription and access to a Diagnostics Dashboard to the client once the Lot device has been installed. The contract will be for a minimum of 12 months. The Company's primary performance obligation is the delivery of the device and the activation of the services subscription. The Revenue will be recognized once the device is shipped to the location.

General and Administrative

General and administrative expenses consist of insurance, legal fees, travel expenses, utilities, research and development, and other miscellaneous expenses.

Payroll Expense

Payroll expense consists of payroll and related expenses for employees and independent contractors.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The company did not have any debt as of December 31, 2023.

NOTE 6 – EQUITY

The Company has authorized 9,550,000 of common shares with a par value of $0.0001 per share. 9,550,000 shares were issued and outstanding as of 2022 and 2023

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 14, 2024, the date these financial statements were available to be issued.

The Company received notification from SBIR investment Federal funds In 2024, that the Company had secured $1M (+$1M in 2025) - subject to due diligence.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

0 MINUTES LEFT ⓘ

GET A PIECE OF CANETIA ANALYTICS

AI-based, IoT Enabled Structural Analysis System

At Canetia Analytics, we focus on infrastructure monitoring by leveraging advanced sensor technology and machine learning to evaluate the structural health of bridges and buildings. Our infrastructure is aging, many assets are over 50 years old and even with huge investment, this isn't going to get any better soon. Similarly, our buildings are at risk and many people are overpaying for insurance. Our system operates continuously, detecting potential issues by analyzing natural vibrations, which helps minimize the need for visual inspections. This enhances safety while lowering maintenance costs. We're currently in the pilot phase, collaborating with the University of California, San Diego, and are actively seeking new opportunities to expand the application of our technology.

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Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

| OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS |

REASONS TO INVEST

Get Equity
$2.76 Per Share

MIN INVEST ⓘ	VALUATION
$499.56	$27.6M

Canetia Analytics leverages AI-driven sensors designed to monitor structural health in real-time, with lab tests indicating significantly better accuracy than traditional methods, aiming to help prevent costly infrastructure failures.

The need for proactive infrastructure monitoring is urgent. Canetia has secured $256K in funding and partnerships with industry leaders.

Backed by patents in 30 countries, lab-proven technology, and key industry partnerships, Canetia is focusing its efforts on real-world validation, with funds directed toward further expansion.

TEAM



Graham Stuart Sutherland • CEO, Principal Accounting Officer, and Board Member
Commercially focused technology leader with wide ranging skills in Artificial Intelligence innovations, product development and systems engineering, gained in multiple sectors including transportation, energy and utilities.
Read Less



THE PROBLEM & OUR SOLUTION
From System Cracks to Continuous Monitoring



With over 600,000 bridges and millions of buildings in the U.S. alone, infrastructure failure is a costly and often deadly problem—like the $110 billion annual economic impact from bridge failures. Similarly, our buildings and many of our homes are also at risk, because we are totally dependent on a 1960's vintage inspection regime reliant on a small number of surveyors eyesight to determine structural integrity. Buildings is the link to Insurtech - insurance has an obvious incentive to avoid these costs and they will if they could - but currently - no-one does.

Canetia Analytics addresses this with cutting-edge IoT sensors and AI-driven algorithms that monitor structural health by analyzing natural vibrations, offering real-time risk assessments.

Our subscription-based model, paired with a fee for IoT devices, is designed to provide clients with continuous monitoring and predictive maintenance, helping to minimize unnecessary repairs and costs.

THE MARKET & OUR TRACTION

Cutting-Edge Infrastructure Insights



Canetia Analytics aims to address the infrastructure monitoring needs of multiple sectors, including road and rail transport, utilities, and insurtech. Holding a patent in 30 countries, we've completed successful

lab trials and a trial with LA Metro. Our system's lab accuracy is significantly better than human error, and we're at Technology Readiness Level (TRL) 6, having secured $256,000 from NSF SBIR Phase I in 2022. We're now in Phase II, targeting up to $2 million in funding, and are in discussions with MTS San Diego, Parsons Corporation, and others to further explore real-world validation opportunities.

In 2023, we conducted in-depth market research through the I-CORPS program, reinforcing the demand for our technology. We've been recognized as a MassChallenge finalist and won the 2023 Amica Insurance Futurist Award, further validating the potential of our innovative approach.

Past performance is not a guarantee of future results. While we strive to achieve continued growth, market conditions, economic factors, and other external influences may impact our ability to maintain this momentum.

ABOUT

HEADQUARTERS
770 First Avenue, Unit #2045
San Diego, CA 92101

WEBSITE
View Site ⬈

At Canetia Analytics, we focus on infrastructure monitoring by leveraging advanced sensor technology and machine learning to evaluate the structural health of bridges and buildings. Our infrastructure is aging, many assets are over 50 years old and even with huge investment, this isn't going to get any better soon. Similarly, our buildings are at risk and many people are overpaying for insurance. Our system operates continuously, detecting potential issues by analyzing natural vibrations, which helps minimize the need for visual inspections. This enhances safety while lowering maintenance costs. We're currently in the pilot phase, collaborating with the University of California, San Diego, and are actively seeking new opportunities to expand the application of our technology.

TERMS

Canetia Analytics

Overview

PRICE PER SHARE
$2.76

VALUATION
$27.6M

DEADLINE ⓘ
Jan. 23, 2025 at 9:22 PM UTC

FUNDING GOAL ⓘ
$124K - $1.23M

Breakdown

MIN INVESTMENT ⓘ

OFFERING TYPE

$499.56

Equity

MAX INVESTMENT ⓘ

SHARES OFFERED

$1,234,997.88

Common Stock

MIN NUMBER OF SHARES OFFERED

44,927

MAX NUMBER OF SHARES OFFERED

447,463

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials ⌃

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$115,091	$112,115
Cash & Cash Equivalents	$1,291	$450
Accounts Receivable	$0	$0
Short-Term Debt	$317	$18,027
Long-Term Debt	$0	$0
Revenue & Sales	$0	$0
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$8,164	-$2,902

Risks ⌃

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between days 35 - 40 and receive 8% bonus shares

Flash Perk 2: Invest $2,500+ between days 60 - 65 and receive 6% bonus shares

Amount-Based Perks

Transporter's Edge: Invest $1,000 and receive 3% bonus shares

Navigator's Lead: Invest $5,000 and receive 5% bonus shares

Infrastructure Pioneer: Invest $10,000 and receive 7% bonus shares

Master Planner: Invest $25,000 and receive 15% bonus shares

Global Influencer: Invest $50,000 and receive 20% bonus shares

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Canetia Analytics, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.76/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $276. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

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HOW INVESTING WORKS

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment? ⌃

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+? ⌃

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and FINRA / SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "CANETIA ANALYTICS, INC.", FILED IN THIS OFFICE ON THE SEVENTH DAY OF JANUARY, A.D. 2020, AT 10:21 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

7787217 8100
SR# 20200104022

Authentication: 202133220
Date: 01-07-20

You may verify this certificate online at corp.delaware.gov/authver.shtml

CERTIFICATE OF INCORPORATION
OF
CANETIA ANALYTICS, INC.

FIRST: The name of the corporation is Canetia Analytics, Inc.

SECOND: The address of the Corporation's registered office in the State of Delaware is 1675 South State Street, Suite B, in the City of Dover, County of Kent, Delaware 19901. The name of its registered agent at such address is Capitol Services, Inc.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware as the same exists or may hereafter be amended (the *"DGCL")*.

FOURTH: The corporation is authorized to issue one class of stock to be designated *"Common Stock."* The total number of shares of Common Stock that the corporation is authorized to issue is 10,000,000, with a par value of $0.0001 per share.

FIFTH: The name and mailing address of the incorporator are as follows:

Sharon Mason
McCarter & English LLP
185 Asylum Street
Hartford, CT 06103

SIXTH: Subject to any additional vote required by the Certificate of Incorporation or bylaws of the corporation, in furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the bylaws of the corporation.

SEVENTH: Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the corporation shall be determined in the manner set forth in the bylaws of the corporation.

EIGHTH: Elections of directors need not be by written ballot unless the bylaws of the corporation shall so provide.

NINTH: Meetings of stockholders may be held within or without the State of Delaware, as the bylaws of the corporation may provide. The books of the corporation may be kept outside of the State of Delaware at such place or places as may be designated from time to time by the board of directors of the corporation or in the bylaws of the corporation.

TENTH: To the fullest extent permitted by law, a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article TENTH to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

ME1 32317137v.1

Any repeal or modification of the foregoing provisions of this Article TENTH by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of, or increase the liability of any director of the corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ELEVENTH: To the fullest extent permitted by applicable law, the corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the corporation (and any other persons to which the DGCL permits the corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

Any amendment, repeal or modification of the foregoing provisions of this Article ELEVENTH shall not adversely affect any right or protection of any director, officer or other agent of the corporation existing at the time of such amendment, repeal or modification.

TWELFTH: Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or this Certificate of Incorporation or the bylaws of the corporation or (iv) any action asserting a claim governed by the internal affairs doctrine.

THIRTEENTH: Except as otherwise provided in this Certificate of Incorporation, the corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and to add or insert other provisions authorized by the laws of the State of Delaware at the time in force, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article THIRTEENTH.

IN WITNESS WHEREOF, this Certificate of Incorporation has been executed by the incorporator of this corporation on this 7th day of January, 2020.

/s/ Sharon Mason
_____

Sharon Mason
Incorporator